Exhibit 1U-1.3

SHARE PURCHASE AGREEMENT

This Agreement is entered into on September 30, 2025, by and between:

Transferor: Port Hamilton Investment Association, a partnership established under the laws of the Republic of Korea, having its principal office in Seoul (hereinafter, the

“Transferor”).

Transferee: FirstVitals, Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A., having its principal office at 8 The Green, Dover, Delaware 19901 (hereinafter, the “Transferee”).

RECITALS

The Transferor is the largest shareholder of Intromedic Co., Ltd. (the “Company”), a corporation having its principal office at #1105–1106, 41, Digital-ro 31-gil, Guro-gu, Seoul, Korea (CEO: Yong Seok Cho), holding 4,216,867 shares out of the Company’s total issued shares of 42,997,901. Spring Nine Co., Ltd. (“Spring Nine”) is the second largest shareholder, holding 1,807,228 shares.

The shares are electronically registered under the Electronic Registration of Stocks, Bonds, etc. Act, and no physical share certificates have been issued.

The Company was listed on the KOSDAQ Market of the Korea Exchange on December 19, 2013. However, on May 13, 2025, the KOSDAQ Listing Committee resolved to delist the Company. The Company filed an injunction with the Seoul Southern District Court on May 14, 2025, to suspend the effectiveness of the delisting decision. Until the court rules on the injunction, trading of the shares remains suspended.

On July 24, 2025, the Board of Directors of the Company resolved to convene an extraordinary shareholders’ meeting on August 8, 2025, to amend the Articles of Incorporation. Although notice was duly given, the meeting was not validly convened due to a lack of quorum.

Article 1 (Purpose)

The Transferor agrees to transfer a portion of its shares to the Transferee and to delegate the voting rights of the remaining shares to the Transferee, thereby enabling the Transferee to exercise management control over the Company.

Article 2 (Transferred Shares)

Of the 4,216,867 ordinary registered voting shares (par value KRW 100 per share) held by the Transferor, 2,727,273 shares (the “Transferred Shares”) shall be transferred to the Transferee.

Article 3 (Purchase Price)

The purchase price of the Transferred Shares shall be KRW 1,100 per share, totaling KRW 3,000,000,000 (fractions under KRW 1,000 truncated).

Article 4 (Payment of Purchase Price)

4.1 Subject to satisfaction of the conditions precedent under Article 7, the Transferee shall deposit KRW 300,000,000 on September 30, 2025, into a domestic account opened in the name of the Transferee pursuant to an Account Management Agreement entered into among the Transferor, the Transferee, and Law Firm Gilsang.

Bank	Account Holder
KB Kookmin Bank	FirstVitals, Inc

4.2 The remaining KRW 2,700,000,000 shall be deposited into the same account on October 30, 2025.

4.3 Absent any breach by the Transferor, the full KRW 3,000,000,000 shall then be transferred from such account on November 14, 2025, to the account designated by the Transferor, whereupon the Transferor shall perform all procedures for registration of the Transferee as the shareholder of the Transferred Shares.

Bank	Account NO.	Account Holder
MIRAE ASSET	776 1220 4116 0	Port Hamilton Investment Association

Article 5 (Transferor’s Obligation to Purchase Shares)

5.1     By November 12, 2025, the Transferor shall enter into a share purchase agreement with Spring Nine to purchase all 1,807,228 shares held by Spring Nine by November 12, 2025.

5.2     The Transferor shall provide a copy of such agreement to the Transferee’s agent by November 12, 2025.

5.3     If not provided, the Transferee may either deem such failure to constitute a material breach by the Transferor and terminate this Agreement in accordance with Article 11, or withhold payment of the purchase price under Article 4.3 until the copy is submitted.

5.4     Voting rights for the shares acquired from Spring Nine must also be delegated to the Transferee pursuant to Article 6.

Article 6 (Transferor’s Obligation to Convene Shareholders’ Meeting)

6.1 After the Transferee deposits KRW 300,000,000 on September 30, 2025, the

Transferor shall promptly convene a board meeting of the Company to resolve to hold an extraordinary shareholders’ meeting on November 14, 2025, for the purpose of appointing the directors and auditor designated by the Transferee, and shall duly give notice to all shareholders.

6.2 If the nominees are not appointed at the November 14, 2025. meeting, the Transferee may rescind this Agreement and also rescind the Share Subscription Agreement to be entered into between the Company and the Transferee.

Article 7 (Conditions Precedent)

Before the Transferee pays the purchase price, the Transferor shall satisfy the following conditions, unless expressly waived in writing by the Transferee:

(i)	Delivery to the Transferee’s agent of an irrevocable proxy with a seal certificate, permanently delegating all voting rights attached to the remaining shares (other than the Transferred Shares) to the Transferee, effective even if such shares are transferred to a third party; to be delivered upon the Transferee’s deposit of KRW 300,000,000 on September 30, 2025.
(ii)	Delivery to the Transferee’s agent of resignation letters of all directors and auditors of the Company, with seal certificates attached, upon the Transferee’s deposit of KRW 2,700,000,000 on November 14, 2025.
(iii)	Delivery of tax payment certificates evidencing full payment of all national and local taxes.
(iv)	Delivery of a statement of liabilities of the Company as of the date of this Agreement, including all debts owed to financial institutions or individuals, unpaid wages, and outstanding notes or checks.
(v)	Delivery of a copy of the share purchase agreement entered into with Spring Nine, together with the designated account details of Spring Nine for receipt of the share purchase price.

Article 8 (Transferor’s Representations and Warranties)

8.1	As of the date of this Agreement, the Transferor represents and warrants that:

1.	The Company is duly incorporated and validly existing under the laws of the Republic of Korea, has obtained all necessary permits, approvals, and registrations, and is not subject to invalidation.

2.	Neither the Articles of Incorporation nor applicable laws impose any legal or factual restrictions on the transfer of the Transferred Shares.

3.	The Transferor is the lawful owner of the shares, has full authority to transfer them and to delegate voting rights, has completed all internal procedures, and the shares are free from encumbrances.

4.	The Company has no liabilities other than those disclosed in the statement of liabilities and has no outstanding notes or checks.

5.	Miropet Co., Ltd. has failed to perform its obligations under certain agency agreements with the Company (covering Korea, the Americas, Europe, and Asia), and the Company retains the right to terminate such agreements.

6.	The Share Purchase Agreement, the Voting Rights Proxy Agreement, and the Account Management Agreement entered into by and between the Transferee and the Transferor on the date hereof shall remain valid and in full force and effect as of November 15, 2025, and shall not have been terminated prior to such date as a result of any default by the Transferor.

8.2	If any of the above warranties is untrue and frustrates the purpose of this Agreement, the Transferee may terminate this Agreement by written notice within 10 days, and the Transferor shall compensate all damages.

Article 9 (Transferee’s Representations)

9.1	The Transferee represents that it is duly incorporated under Delaware law and has obtained all necessary approvals to acquire the Transferred Shares, with no legal or factual impediments.

9.2	If breached, the Transferor may terminate this Agreement by written notice within 10 days and recover damages.

Article 10 (Costs and Taxes)

Each party shall bear its own costs and taxes arising under this Agreement as of the date of payment of the purchase price.

Article 11 (Termination)

11.1  Either party may terminate this Agreement by written notice if the other party breaches this Agreement, and the breaching party shall compensate all damages suffered.

11.2  In the event the Transferee terminates this Agreement as a result of a breach by the Company or the Transferor, the Company and Transferor each agrees that, in addition to Section 11.1, all funds paid by the Transferee shall be returned to the Transferee together with statutory interest at the rate of six percent (6%) per annum from the date such funds were remitted to Korea, and the Transferor shall immediately assign and transfer all of its shares in the Company to the Transferee.

11.3  In the event the Transferor terminates this Agreement as a result of a breach by the Transferee, the Transferee agrees that, in addition to Section 11.1, all funds paid by the Transferee to date shall be forfeited and applied as consideration for the purchase of the Company’s shares held by the Transferor.

Article 12 (Notices)

All notices shall be deemed delivered when sent by email or mail to the following:

Transferor:

Port Hamilton Investment Association Yong Seok CHO

1506. 15F Seocho LG Eclat 71 Banpo-daero 14-gil, Seocho-gu, Seoul, Korea

Email: cys8492@intromedic.com

Transferee:

FirstVitals, Inc. Ernie G. Lee

2605 Camino Tassajara #2500, Danville, CA 94526, USA

T: +1-800-922-8844 ext. 8888 | Google Voice: +1-925-209-7555

Email: ernie.lee@proteusdx.com

Article 13 (Confidentiality)

Neither party shall disclose the contents of this Agreement or related information to any third party without prior written consent, except where disclosure is required by law, stock exchange regulations, or governmental authorities, in which case the disclosing party shall first provide the other party an opportunity to comment.

Article 14 (Governing Law and Jurisdiction)

14.1   This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.

14.2   The Seoul Central District Court shall have exclusive jurisdiction over all disputes.

Article 15 (Execution of English Version and Priority)

15.1   This Agreement shall be executed in both Korean and English, two (2) originals of each, with each party retaining one (1) original in each language.

15.2   In case of conflict, the Korean version shall prevail, and the English version shall be valid only to the extent not inconsistent with the Korean version.

IN WITNESS WHEREOF, the parties have executed this Agreement in two originals in both Korean and English, each party retaining one copy in each language.

[TRANSFEROR]

Port Hamilton Investment Association

1506. 15F Seocho LG Eclat, 71 Banpo-daero 14-gil, Seocho-gu, Seoul, Republic of Korea

By: /s/ Yong Seok Cho.

TRANSFEREE

FirstVitals, Inc.

8 The Green, Dover, Delaware 19901, U.S.A.

By: /s/ Ernie G. Lee